Exhibit 1.01

More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Provides Update on
Key Performance Metrics and Launch of First Game in Japan

Beijing, January 9, 2008 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, today announced key performance metrics for certain of its commercially available games in China, as well as the commercial launch of Minna de Battle in Japan.

Average daily revenue across the company’s six games in China grew by approximately 16 percent from Q3 to Q4 2007. The company’s progress with its stated objective of revenue diversification continued in December, with Yulgang revenues accounting for approximately 41 percent of the total and the company’s five newer games: Special Force, Shaiya, MIR III, EVE Online and Shine Online accounting for approximately 59 percent. Total registered users across all of the company’s online games exceeded 128 million as of the end of December.

Special Force continued to show strong growth trends. Compared to November 2007, key metrics for Special Force in December 2007 were:

•	Average daily revenue growth of 120 percent;

•	Growth in total registered users of 23.8 percent, now totaling more than 11.8 million;

•	Growth in peak concurrent users (PCU) of 30 percent; and

•	Growth in average concurrent users (ACU) of 30 percent.

Average daily revenue during Q4 2007 for Special Force grew by 271 percent compared to average daily revenue during Q3 2007.

Average daily revenue during December 2007 for Shaiya Online grew by 17.3 percent compared to average daily revenue during November 2007. Average daily revenue during Q4 2007 grew by 22 percent compared to average daily revenue during Q3 2007. Additionally, average daily revenue during December 2007 for MIR III grew by 6.9 percent compared to average daily revenue during November 2007. Although average daily revenue during December 2007 for Yulgang declined by 30.5 percent compared to average daily revenue during November 2007, the game produced an overall increase in average daily revenue of 3.2 percent from Q3 to Q4 2007.

Upon the completion of a successful open beta test program of Minna de Battle in Japan, the game was launched commercially on December 20, 2007 by CDC Games Japan K.K., a subsidiary of CDC Games International (CGI). This free-to-play, pay-for-merchandise 3D casual game features a range of martial arts skills (Taekwondo, Kung Fu, Boxing, Kobudo), boasting simple game play with support for gamepad input devices. Game modes include Team Play, Battle Mode and Rumble Mode. The Minna de Battle website (http://www.minbat.jp/) is available for registration and download of the game in Japan.

“We are pleased by the return of CDC Games to quarter-over-quarter revenue growth from Q3 to Q4 and we are also encouraged by the start of Q1. We are also pleased with the initial results during the first 19 days of commercially availability for Minna de Battle, our first game commercially launched outside of our mainstay China market,” said Jeff Longoria, president of CGI. “We are seeing an average revenue per user (ARPU) which is two to three times greater than our average ARPU in China which is consistent with our expectation of the online games market in Japan. In addition, the average PCU for Minna de Battle during the most recent 10 days of commercial service grew by 33 percent compared to the PCU for the first 5 days of commercial service. Based on these early observations, we believe we are off to a good start with our first game outside of China and look forward to the targeted launch of Lunia Online in North America later this quarter.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 120 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in 2007, Special Force has consistently ranked in the Top 10 downloaded games in China. Currently, CDC Games offers six popular MMO online games in China that include: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In December 2007, CDC Games launched its first online game in Japan, Minna de Battle. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company is planning to launch Lunia Online in the U.S. along with several new games planned for southeast Asia, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to diversify and continue diversifying its revenues, successfully measure, choose, collect data regarding and evaluate key performance metrics for its games, the ability to successfully grow in key performance areas, diversify our revenue and achieve or maintain quarter over quarter revenue growth, the ability to upgrade and release new games and newer versions of existing games and the timeliness thereof, our belief regarding growth trends for our new and existing games, our ability to complete successful open and closed beta tests in the future, our ability to maintain successful commercial performance and average revenue per user and peak concurrent users for Minna de Battle, our ability to launch additional games both inside and outside of China and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to successfully develop, license and market first person shooter and other games; (c) the future growth of the online games industry in the China market and other markets throughout the world; (d) the possibility of launch and development delays; (e) the development of competing products and technology; (f) the continued popularity and player acceptance of Yulgang, Special Force and our other games; and (g) the continuation of our contractual and other partners to perform their obligations under agreements with us. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.